SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2003

PrimaCom AG

(Exact name of registrant as specified in its charter)

An der Ochsenwiese 3, 55124 Mainz, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F. ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ☐	No ☒

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-__________.

PrimaCom AG’s financial statements for the three months ending June 30, 2003 are attached to this Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG

By: /s/ JENS KIRCHER

Name: Jens Kircher Titles: Member of the Management Board and Chief Operating Officer

By: /s/ STEFAN SCHWENKEDEL

Name: Stefan Schwenkedel Titles: Member of the Management Board and Chief Financial Officer

Date: August 28, 2003

PRIMACOM AG

FORM 6-K

INDEX

		Page

Item 1	Financial Information
	Condensed consolidated statements of operations
	Three months ended June 30, 2003 and 2002	4
	Six months ended June 30, 2003 and 2002	5
	Condensed consolidated balance sheets
	June 30, 2003 and December 31, 2002	6
	Condensed consolidated statements of cash flows
	Six months ended June 30, 2003 and 2002	7
	Notes to condensed consolidated financial statements	8
Item 2	Management’s discussion and analysis of financial condition and results of operations	16

ITEM 1: FINANCIAL INFORMATION

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	For Three Months ended June 30,

	2002	2003	2003

	Euro	Euro	U.S.$
Revenues	45,333	49,740	57,211
Operating costs and expenses:
Operations	12,589	12,192	14,023
Selling, general and administrative	8,758	8,355	9,610
Corporate overhead	5,716	4,035	4,641
Depreciation and amortization	19,685	20,755	23,872

Total	46,748	45,337	52,146

Operating profit (loss)	(1,415)	4,403	5,065
Interest expense:
Convertible Second Secured Loan non-cash interest	10,104	10,049	11,558
Other bank interest and other interest	29,883	18,587	21,379

Total	39,987	28,636	32,937
Other (income)/expense	—	(1)	(1)
Loss from operations before income taxes and minority interest	(41,402)	(24,232)	(27,871)
Income tax benefit	3,274	1,065	1,225

Loss before minority interest	(38,128)	(23,167)	(26,646)
Minority interest in net income of subsidiaries	(22)	(25)	(29)

Net loss	(38,150)	(23,192)	(26,675)

Loss per share:
Basic and diluted:	(1.93)	(1.17)	(1.35)

See accompanying notes to condensed consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	For Six Months ended June 30,

	2002	2003	2003

	Euro	Euro	U.S.$
Revenues	89,233	97,658	112,326
Operating costs and expenses:
Operations	23,933	24,099	27,719
Selling, general and administrative	17,929	17,288	19,885
Corporate overhead	10,366	8,283	9,527
Depreciation and amortization	39,449	40,935	47,083

Total	91,677	90,605	104,214

Operating profit (loss)	(2,444)	7,053	8,112
Interest expense:
Convertible Second Secured Loan non-cash interest	10,104	20,432	23,501
Other bank interest and other interest	44,148	36,692	42,203

Total	54,252	57,124	65,704
Other (income)/expense	—	42	48
Loss from operations before income taxes and minority interest	(56,696)	(50,113)	(57,640)
Income tax benefit	5,694	3,784	4,352

Loss before minority interest	(51,002)	(46,329)	(53,288)
Minority interest in net income of subsidiaries	(36)	(52)	(60)

Net loss	(51,038)	(46,381)	(53,348)

Loss per share:
Basic and diluted:	(2.58)	(2.34)	(2.70)

See accompanying notes to condensed consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

		June 30,
		(unaudited)
	December 31,
	2002	2003	2003

	Euro	Euro	U.S.$
Cash	802	855	983
Trade accounts receivable — net	6,876	5,277	6,070
Other current assets	8,735	9,221	10,606

Total current assets	16,413	15,353	17,659
Property and equipment — net	520,225	495,505	569,930
Goodwill — net	359,686	359,686	413,711
Customer lists — net	47,890	45,307	52,112
Deferred tax assets	93,715	97,980	112,697
Other assets	47,789	44,380	51,045

TOTAL ASSETS	1,085,718	1,058,211	1,217,154

Accounts payable	16,147	11,143	12,817
Accrued expenses	42,847	38,042	43,756
Deferred revenue	1,610	3,103	3,569
Deferred purchase obligations	456	459	528
Sale-leaseback obligations — current	2,713	1,931	2,221
Bank and other debt — current	309	—	—

Total current liabilities	64,082	54,678	62,891
Sale-leaseback obligations	2,903	2,025	2,329
Deferred income taxes	82,544	82,544	94,942
Convertible Second Secured Loan	406,079	426,511	490,573
Revolving credit facility and other debt	496,795	505,312	581,210

TOTAL LIABILITIES	1,052,403	1,071,070	1,231,945
Minority interest	273	342	393
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Registered capital	50,582	50,614	58,216
Additional paid-in capital	361,131	361,237	415,495
Accumulated deficit	(378,671)	(425,052)	(488,895)

TOTAL SHAREHOLDERS’ EQUITY (DEFICIENCY)	33,042	(13,201)	(15,184)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)	1,085,718	1,058,211	1,217,154

See accompanying notes to condensed consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	For the Six Months ended June 30,

	2002	2003	2003

	Euro	Euro	U.S.$
Operating Activities
Net cash provided by (used in) operating activities	(1,980)	6,421	7,386
Investing Activities
Purchases of property and equipment	(16,838)	(12,978)	(14,927)
Proceeds from sale of property and equipment	113	59	68
Acquisitions of businesses, net of cash acquired	(392)	—	—

Net cash used in investing activities	(17,117)	(12,919)	(14,859)
Financing Activities
Proceeds from credit facilities	38,000	5,000	5,751
Proceeds from term loan	375,000	—	—
Repayments of credit facilities	(375,000)	—	—
Repayments of bank debt	—	(310)	(357)
Proceeds from bank overdrafts	3,560	3,521	4,050
Payment of bank financing fees	(16,188)	—	—
Repayments of sale-leaseback obligations	(2,383)	(1,660)	(1,909)
Net repayments of Deutsche Telekom loan	(40)	—	—
Payment of deferred purchase obligations	(3,942)

Net cash provided by financing activities	19,007	6,551	7,534

Net increase (decrease) in cash and cash equivalents	(90)	53	61
Cash and cash equivalents at beginning of period	2,933	802	922

Cash and cash equivalents at end of period	2,843	855	983

See accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

     PrimaCom AG, (“PrimaCom”) and subsidiaries (“the Company”), a German stock corporation, was formed on December 30, 1998, by the merger (“the Merger”) of Süweda Elektronische Medien- und Kabelkommunikations-AG (“Süweda”) into KabelMedia Holding AG (“KabelMedia”), two similarly sized German cable television network operators. At the date of the Merger, KabelMedia was renamed PrimaCom AG. KabelMedia and Süweda had been in existence since 1992 and 1983, respectively. Under U.S. GAAP, the Merger was accounted for under the purchase method of accounting as a reverse acquisition by Süweda of KabelMedia even though KabelMedia issued shares to Süweda’s shareholders as consideration in the Merger and is the surviving legal entity.

     Since KabelMedia’s inception in 1992, the Company has primarily owned and operated and acquired cable television networks in Germany. On September 18, 2000, with the acquisition of N.V. Multikabel (“Multikabel”), the Company expanded its operations from Germany to The Netherlands.

     The accompanying unaudited condensed consolidated financial statements of PrimaCom AG have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2002 included in the Company’s Annual Report on Form 20-F.

     All amounts in the accompanying notes to the unaudited condensed consolidated financial statements refer to continuing operations unless otherwise noted.

     All amounts herein are shown in Euro and for the six months ended June 30, 2003 are also presented in U.S. dollars (“U.S.$”), presented solely for the convenience of the reader at the rate of €0.86941 = $1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on June 30, 2003. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

2.	RECLASSIFICATIONS

     Certain amounts in the prior year have been reclassified to conform to the 2003 condensed consolidated financial statement presentation.

3.	ACCOUNTING CHANGES

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires liability recognition for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 on January 1, 2003 did not have a material effect on the Company’s financial position or results of operations.

     In April 2002, SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, amendment of FASB Statement No. 13, and Technical Corrections” was issued. SFAS No. 145 rescinds SFAS No. 4 and No. 64, which required gains and losses from extinguishment of debt to be classified as extraordinary items. SFAS No. 145 also rescinds SFAS No. 44 since the provisions of the Motor Carrier Act of 1980 are complete. SFAS No. 145 also amends SFAS No. 13 eliminating inconsistencies in certain sale-leaseback transactions. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented shall be reclassified. The adoption of SFAS No. 145 on January 1, 2003 did not have a material effect on the Company’s financial position or results of operations.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (referred to as EITF) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, not at the date of an entity’s commitment to an exit plan, as required under EITF Issue No. 94-3. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The Company adopted of SFAS No. 146 on January 1, 2003 and the adoption did not have an impact on the Company’s financial position or results of operations.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in interim and annual financial statements about the obligations under certain guarantees. FASB Interpretation No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. In 2003, the Company adopted the initial recognition and initial measurement provisions of FASB Interpretation No. 45. The adoption of this interpretation did not have a material impact on the Company’s financial position or results of operations.

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the variable interest entity in its financial statements. This interpretation applies immediately to variable interest entities that are created after or for which control is obtained after January 31, 2003. For variable interest entities created prior to February 1, 2003, the provisions are effective July 1, 2003.

     The Company currently owns a 15.7% minority interest in a joint venture in The Netherlands. The Company purchased this ownership in 2000, along with other digital television providers, for the purpose of providing digital service to its customers. The Company is in the process of evaluating whether or not, this entity is required to be consolidated under the provisions of FASB Interpretation No. 46, when the Interpretation becomes effective on July 1, 2003, but if consolidated, is not expected to have a material impact on the consolidated financial statements.

     In May 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.

     SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except in certain cases.

     The Company enters into derivative financial instruments and other financial instruments related to its variable interest rate revolving credit facility. The Company is currently in the process of evaluating the impact, if any, of SFAS No. 149 on the Company’s financial position or results of operations.

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, which affects the accounting for three types of freestanding financial instruments. The first type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this Statement are obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

     In addition, SFAS No. 150 requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for most financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.

     The Company is currently in the process of evaluating the impact, if any, SFAS No. 150 will have on the Company’s financial position or results of operations.

4.	GOODWILL

     In June 2001, the FASB issued SFAS No. 141, Business Combinations, effective for acquisitions initiated on or after July 1, 2001, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations. SFAS No. 142 requires that goodwill (and intangible assets deemed to have indefinite lives) no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives.

     On January 1, 2002, the Company adopted SFAS No. 141 and SFAS No. 142. As a result, goodwill is no longer amortized but rather is tested annually for impairment or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its fair value.

     Upon adoption of SFAS No. 142, the Company performed the first of the required impairment tests. Based on the results of that test, goodwill was not determined to be impaired. Additionally, the Company performed the first of the required annual impairment tests as of October 1, 2002. As a result of that test, goodwill was not determined to be impaired.

     The Company determined fair value using the discounted cash flows technique, which is subjective and requires management to use estimates of future cash flows and discount rates. Because these estimates of future cash flows are dependent on risks, uncertainties and other factors, the Company will continue to evaluate its estimates, which could result in the need to test goodwill for impairment prior to the annual test.

5.	IMPAIRMENT OF LONG-LIVED ASSETS

     In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” Among other changes, SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. The Company adopted SFAS No. 144 during the first quarter of 2002. Adoption of this new accounting standard resulted in an impairment charge of long-lived assets in the amount of approximately €12,944,000 for the year end December, 31, 2002, which was recorded as additional depreciation expense.

6.	ACQUISITIONS

     On January 1, 2001, the Company signed an agreement to acquire 51% of the shares of Telekommunikationsgesellschaft mbH Eisenhüttenstadt, (“TKE”) for total consideration of approximately €26,000. After the municipal supervisory authority had approved the transaction, a claim was filed against the procedure of this sale. The court decided that the transaction is valid and the Company received the written decision of the court. In December 2001, the Company finalized the purchase of the 51% of TKE. Under the terms of the purchase agreement, the Company and TKE both had the option at certain dates to respectively buy or sell the remaining 49% of the shares of TKE for total consideration of approximately €7,414,000. The Company advanced approximately €2,045,000 to the shareholders of TKE and the remaining purchase obligation amounting to approximately €5,369,000 is recorded in deferred purchase obligations as of December 31, 2001. On October 2, 2002 the former TKE shareholders exercised their option to sell its remaining 49% shares of TKE to the Company for cash consideration of approximately €4,869,000 and forgiveness of approximately €500,000 in loans receivable. TKE passed approximately 11,700 homes and served approximately 10,300 customers at the time of the acquisition.

     On October 1, 2000, the Company acquired 51% of the shares of Kutz Kabel-Service GmbH (“Kutz”) for total consideration of approximately €1,180,000. Under the terms of the purchase agreement, the Company and Kutz both had the option at certain dates to respectively buy or sell the remaining 49% of the shares of Kutz for total consideration of approximately €3,415,000, which is recorded in deferred purchase obligations as of December 31, 2001. On March 4, 2002, the former Kutz shareholders exercised their option to sell the remaining 49% of its Kutz shares to the Company. Kutz passed approximately 12,000 homes and served approximately 10,000 customers at the time of the acquisition.

     On August 1, 2001, the Company acquired 51% of the shares of EBH Service GmbH (“EBH”) for total consideration of approximately €26,000. Under the terms of the purchase agreement, the Company and EBH both had the option at certain dates to respectively buy or sell the remaining 49% of the shares of EBH for total consideration of approximately €956,000. The Company advanced approximately €865,000 to the Shareholders of EBH and the remaining purchase obligation amounting to approximately €91,000 was recorded in deferred purchase obligations as of December 31, 2001. On January 9, 2002, the former EBH shareholders exercised their option to sell its remaining 49% shares of EBH to the Company. EBH passed approximately 2,330 homes and served approximately 2,150 customers at the time of the acquisition.

     The proforma impact of these acquisitions on revenues, net loss and net loss per share is not material.

7.	BANK AND OTHER DEBT

     On September 18, 2000, in connection with the acquisition of Multikabel, the Company refinanced and cancelled its existing bank facility. In connection with this refinancing, the Company entered into a credit facility (hereafter the “Facility”) with a number of banks. The total aggregate amount of the Facility was €1,000,000,000, comprised of a €985,000,000 Revolving Credit Facility and a €15,000,000 Overdraft Facility. Under the terms of the Revolving Credit Facility and the Overdraft Facility, the Company may borrow, repay and reborrow, up to the commitment amounts, until December 31, 2009, when all amounts will become due and payable.

     The Facility is secured by, among other things, liens on receivables from cable television subscribers, concession agreements, equipment and interests in all shares of PrimaCom’s subsidiaries. In addition, the Facility contains certain covenants, which, among other things, require the Company to maintain specified ratios relating to cash flow and total debt. Furthermore, there are restrictions on incurring debt, encumbering revenues or assets, loaning funds to third parties or assuming liabilities, disposing of properties and paying dividends or making distributions.

     In addition, on September 18, 2000, the Company entered into a €375,000,000 Senior Working Capital Facility, which had a term of 10 years.

     In 2001, the Company received commitments from groups of international banks to amend its existing €1,000,000,000 Facility and €375,000,000 Senior Working Capital Facility. These amendments restated certain terms and conditions, including repayment and borrowing conditions and financial covenants. The first amendment closed on May 15, 2001 and the Company paid fees of approximately €7,813,000 in connection with this first amendment. On November 15, 2001, a second amendment closed and the Company incurred fees of approximately €6,875,000.

     On March 26, 2002, the Company completed the modification of its €1,000,000,000 Facility and the €375,000,000 Senior Working Capital Facility. The terms and conditions were renegotiated subject to the approval of the Company’s shareholders. Bank fees for the modification in 2002 amounted for €15,284,000. On June 5, 2002, the shareholders approved the modification of the Facility and Senior Working Capital Facility.

     The Senior Working Capital Facility was converted into a €375,000,000 Convertible Second Secured Term Loan Facility (“Second Secured Loan”), which was utilized in full and those borrowings were used to repay an equivalent amount of the outstanding borrowings under the €1,000,000,000 Facility. As a result, the lending commitment under the €1,000,000,000 Facility was reduced ahead of the original schedule by the amount of the €375,000,000 payment to €625,000,000. The Second Secured Loan is convertible to common shares of PrimaCom Management GmbH at the option of the lenders based on predetermined financial ratios at any time on and after December 31, 2004.

     The Second Secured Loan bears an interest rate from 18.0% to 20.0% over the term of the loan. As of June 30, 2003, the interest rate was 19.0%, which includes both a cash interest portion of 10.5% and a non-cash interest portion of 8.5%. The non-cash interest obligation is capitalized to the outstanding loan amount and will be due upon repayment of the Second Secured Loan.

     As of June 5, 2002, the Company had approximately €23,584,000 and €24,515,000 of capitalized debt issuance costs related to the original Facility and Senior Working Capital Facility, respectively. In addition, the Company paid €15,284,000 in fees in connection with March 26, 2002 modification.

     As a result of the modification, the Company recorded a charge of approximately €12,264,000 to interest expense due to the decrease in the borrowing capacity of the Facility commitment. The remaining balance of debt issuance costs related to the Facility of €11,320,000 remained capitalized in other assets and are amortized to interest expense over the remaining term of the Facility. None of the previously capitalized debt issuance costs related to the Senior Working Capital Facility were written off, but instead remained capitalized and will be amortized into interest expense over the term of the Second Secured Loan.

     Of the €15,284,000 in fees paid for the refinancing, the Company capitalized €12,852,000, which are amortized to interest expense over the term of the refinanced debt agreements. The remaining fees of approximately €2,432,000 paid for certain legal and consulting services for the refinanced Senior Working Capital Facility were recorded as a charge in operating costs and expenses.

     As of June 30, 2003, the Company had net capitalized bank financing fees totaling approximately €36,361,000, which is included in other assets.

8.	LOSS PER SHARE

     The following table sets forth the computation of basic and diluted loss per share:

	Three months		Six months
	ended June 30,		ended June 30,

	2002	2003	2002	2003

Numerator:
Net loss (in € thousands)	38,150	23,192	51,038	46,381
Denominator:
Weighted average shares	19,786,052	19,793,744	19,786,052	19,789,919
Basic and diluted loss per share (€)	(1.93)	(1.17)	(2.58)	(2.34)

     Outstanding stock options are excluded from the loss per share calculation because the effect would be antidilutive.

     In the second quarter of 2003, the Company sold 12,500 of its own treasury shares. As a result, registered capital increased by €32,000 to €50,614,000 as per end of June 2003 and additional paid in capital decreased by €28,000.

9.	LITIGATION RELATING TO PRIMACOM

     In The Netherlands, the Company has a legal dispute with Canal+ about the carriage or “access” fees, which Canal+ is obligated to pay to the Company. Initially, the decision by the district court (Kantongerecht) was in favor of the Company. However, Canal+ brought the legal dispute to the Dutch telecom regulator (“OPTA”) to provide a judgement about the carriage fees charged by the Company. At the end of 2002, OPTA completed its review regarding the carriage fees charged by the Company. However, the district court argued, OPTA is not in a position to determine rates in such a case and therefore no decision was made. In 2003, Canal+ began a new case with the Company with the Arbitrary Institute. The Company cannot determine an outcome of this claim at this time. The Arbitrary hearing will be scheduled in summer this year.

     The Company is currently in negotiations with third parties for the payment of current and past royalty fees. No formal settlement agreement has been reached as to final payment. The Company has accrued approximately €5,349,000 and €3,483,000 as of June 30, 2003 and 2002, respectively.

     The Company is part to routine litigation incidental to the normal conduct of business. In the opinion of management, the outcome of and liabilities in excess of what has been provided for related to these proceedings, in the aggregate, are not likely to be material to the financial condition or results of operations.

10.	SEGMENT DISCLOSURE

     Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

     The Company has two reportable segments based on geographic location: Germany and The Netherlands. Both segments provide analog and digital cable programming, high-speed internet access and other network services.

     Revenues from these four product categories are regularly reviewed by the chief operating decision maker or decision making group. However, for internal reporting purposes, the Company does not allocate operating costs and expenses to these product categories to evaluate their performance.

     The Company evaluates performance and allocates resources based on profit or loss from operations before interest, taxes, depreciation and amortization. All elimination amounts in the segments relate primarily to intercompany transactions. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	Six month ended		Three month ended
	June 30,		June 30,

	2002	2003	2002	2003

	(in € thousands)
Germany
Analog cable	58,263	58,944	29,698	29,442
Digital cable	345	378	245	186
High-speed internet	684	859	351	430
Other revenue	1,126	1,511	254	1,057

	60,418	61,692	30,548	31,115
The Netherlands
Analog cable	16,679	18,522	8,401	9,335
Digital cable	311	338	154	171
High-speed internet	7,829	12,411	4,119	6,571
Other revenue	3,996	4,695	2,111	2,548

	28,815	35,966	14,785	18,625

Total revenues	89,233	97,658	45,333	49,740

Germany	(2,737)	1,947	(1,458)	1,347
The Netherlands	293	5,106	43	3,056

Total operating profit (loss)	(2,444)	7,053	(1,415)	4,403

Germany	35,605	29,354	29,515	14,756
The Netherlands	18,647	27,770	10,472	13,880

Total interest expense — net	54,252	57,124	39,987	28,636

Germany	25,086	25,380	12,217	12,939
The Netherlands	14,363	15,555	7,468	7,816

Total depreciation and amortization	39,449	40,935	19,685	20,755

Germany	204,377	204,409	204,377	204,409
The Netherlands	166,438	200,584	166,438	200,584

Total goodwill and customer lists	370,815	404,993	370,815	404,993

Germany	665,219	562,073	665,219	562,073
The Netherlands	380,112	382,801	380,112	382,801

Total long-lived assets	1,045,331	944,874	1,045,331	944,874

Germany	9,004	6,180	2,784	2,624
The Netherlands	7,834	6,798	4,141	3,450

Total capital expenditures	16,838	12,978	6,925	6,074

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Three months ended June 30, 2002 and June 30, 2003

     Revenues. Revenues primarily include monthly subscription fees received for providing analog television, digital television and high speed Internet access, telephony, and data communication services, to our subscriber base. In addition to monthly subscription fees, we also receive revenue from our subscribers for installation, connection and administrative services. We receive recurring revenue for the lease of fiber optic capacity to businesses within our franchise areas. We also receive carriage fees from program producers, advertising revenue and other revenue related to the on-going operations and services provided to third parties and our subscriber base.

     Total revenue increased by 9.7% from €45,333,000 in the second quarter of 2002 to €49,740,000 in the second quarter of 2003. The primary factors which impacted revenue growth were increased Internet subscribers and price increases in The Netherlands.

	June 30	June 30
	2002	2003

Homes passed by coax (450 MHz networks)	1,409,341	1,396,696
Homes passed by fiber (862 MHz networks)	565,008	571,236

Total homes passed	1,974,349	1,967,932
Total ready-for-service homes (862 MHz networks)	445,081	451,358
Analog CATV subscribers (450 MHz networks)	919,296	907,484
Analog CATV subscribers (862 MHz networks)	385,856	398,921

Total analog-TV-subscribers	1,305,152	1,306,405
Digital TV subscribers	12,067	10,975
Internet subscribers	43,541	67,734
Telephony subscribers	37	605
Data communication subscribers	824	897

Total revenue generating units	1,361,621	1,386,616

     The number of revenue generating units increased by 24,995 from 1,361,621 at June 30, 2002 to 1,386,616 at June 30, 2003. The primary factor responsible for this growth was the increase in high speed Internet access customers in The Netherlands.

     The revenue derived from the analog cable television subscriber base increased by €678,000 from €38,099,000 in the second quarter of 2002 to €38,777,000 in the second quarter of 2003. In The Netherlands, analog cable television revenue increased from €8,401,000 in the second quarter of 2002 to €9,335,000 in the second quarter of 2003. The 11.1% increase in Multikabel’s analog cable television revenues resulted from an increase in its subscriber base and an increase in the average monthly rate charged for its analog service. In Germany, the revenue generated from the analog cable television business decreased to €29,442,000 down from €29,698,000 for the same period in 2002, as a result of a slight reduction in subscribers mainly as a consequence of demographic effects in the eastern part of Germany, i.e. population moving from eastern parts to western parts of Germany and from the city centers to surrounding areas.

     The average monthly revenue per analog television subscriber was €9.91 for the three months period ended June 30, 2003 and €9.75 for the period ended June 30, 2002. Multikabel reported average monthly revenue per analog cable television subscriber of approximately €10.07 and our German operations reported average monthly revenue of €9.86 in the second quarter ended June 30, 2003, compared to €9.25 and €9.90 respectively in the same period of 2002.

     For the second quarter ended June 30, 2003, we passed 571,236 homes with fiber optic cable and had upgraded 451,358 homes to 862 MHz with two way capability (ready-for-service-homes). Approximately 325,443 of the ready-for-service homes at June 30, 2003 were owned and operated by Multikabel. The remaining 125,915 ready-for-service homes were upgraded homes in Germany. Including the Multikabel subscribers, approximately 34.5% of our subscriber base is now fully upgraded to 862 MHz and is two-way capable. In addition to analog cable service, these upgraded networks are capable of delivering both digital cable television and high-speed Internet access, telephony and data communication-services.

     For the second quarter of 2003, high-speed Internet access contributed €7,001,000 to revenue compared with €4,470,000 in the second quarter of 2002. Strong growth in our subscriber base for this product was the primary factor for this increase. Total high-speed Internet subscribers increased by 55.6% from 43,541 at June 30, 2002 to 67,734 at June 30, 2003. Penetration of high-speed Internet access customers to ready-for-service homes increased from 9.8% in 2002 to 15.7% in 2003. The average monthly revenue per subscriber increased slightly from €36.06 in the second quarter of 2002 to €36.26 in the second quarter of 2003.

     For the second quarter of 2003, Multikabel contributed €6,571,000 of high-speed Internet access revenue compared to €4,119,000 in the second quarter of 2002. The increase was due to strong growth in the subscriber base for this product. Total high-speed Internet subscribers in The Netherlands increased by 68.2% from 36,934 at June 30, 2002 to 62,141 at June 30, 2003. Penetration of high-speed Internet access customers to ready-for-service homes increased from 11.5% in 2002 to 19.1% in 2003. The average monthly revenue per subscriber decreased from €39.56 in the second quarter of 2002 to €37.18 in the second quarter of 2003 as we introduced new lower rate packages and extended our product portfolio to attract additional subscribers in lower usage market segments.

     In Germany, high-speed Internet access revenue increased by 22.5% from €351,000 in the second quarter of 2002 to €430,000 in the second quarter of 2003. The average monthly revenue per subscriber in Germany increased from €17.71 in the second quarter 2002 to €26.36 in the second quarter 2003. At June 30, 2002, we served 6,607 customers (including 2,550 dial-up customers) compared to 5,593 at June 30, 2003. Internet service to dial-up customers ended in the fourth quarter of 2002. This is the main reason for the increase in average monthly revenue per subscriber. Penetration of high-speed Internet access customers to ready-for-service homes was 4.4% at June 30, 2003 compared to 3.2% at June 30, 2002.

     We expect high-speed Internet access subscribers, and therefore penetration to ready-for-service homes, to continue to increase at strong growth rates over the next years in both The Netherlands and Germany. Average revenue per subscriber is expected to be subject to stronger competition than in the past.

     Digital television revenue decreased from €399,000 in the second quarter of 2002 to €357,000 in the second quarter of 2003. The number of subscribers decreased from 12,067 at June 30, 2002 to 10,975 at June 30, 2003. At June 30, 2003 the penetration rate for digital subscribers for our ready-for-service homes was 2.4%.

     In Germany, revenue from digital television decreased from €245,000 in the second quarter of 2002 to €186,000 in the second quarter of 2003. The reduction comes from the eastern part of Germany, where we offer our digital services and which has been most strongly impacted by the demographic factors already mentioned above. Subscribers decreased from 7,668 at June 30, 2002 to 6,727 at June 30, 2003. At June 30, 2003 the penetration rate for digital subscribers for our ready-for-service homes in Germany was 5.3%. Multikabel contributed digital television revenue of €171,000 for second quarter of 2003 up from €154,000 for the second quarter of 2002. At June 30, 2003, Multikabel served 4,248 digital television subscribers, compared to 4,399 at June 30, 2002. At June 30, 2003 the penetration rate for digital subscribers for our ready-for-service homes at Multikabel was 1.3% compared to 1.4% at June 30, 2002.

     The development of digital television subscribers and revenue growth is below our expectations at this point. We are continually reviewing the product in order to make it more attractive to consumers or to reduce the cost associated with delivering the product.

     Other revenue includes revenue we receive in The Netherlands for data communication services that we provide to small-and medium-sized businesses and schools. Multikabel served approximately 897 small-and medium-sized businesses and schools at the end of June 2003, which contributed €1,401,000 of revenue for the second quarter of 2003. As of June 30, 2002, Multikabel served 824 small- and medium-sized businesses and schools, which contributed €1,086,000 to revenue in the second quarter of 2002. We are currently serving a very small percentage of the small-and medium-sized businesses in our franchise area. We serve a majority of the schools in our service region. We expect this product offering to continue to grow for the next few years as our penetration of small- and medium-sized business increases.

     In the addition to the above, other revenue in Germany and The Netherlands increased by €925,000 from €1,279,000 in the second quarter of 2002 to €2,204,000 in the second quarter of 2003. A major part of the increase was due to the growth in telephony customers in The Netherlands.

     The following table reconciles average revenue per subscriber (ARPU) to our U.S. GAAP consolidated financial statements:

	Germany		The Netherlands		Total

	June 30		June 30		June 30
	2002	2003	2002	2003	2002	2003

	(€ in thousands)
Revenues
Analog	29,698	29,442	8,401	9,335	38,099	38,777
Digital	245	186	154	171	399	357
Internet	351	430	4,119	6,571	4,470	7,001
Other	254	1,057	2,111	2,548	2,365	3,605

	30,548	31,115	14,785	18,625	45,333	49,740

Average subscribers
Analog	1,000,192	995,078	302,824	309,040	1,303,016	1,304,118
Digital	7,478	6,961	4,603	4,156	12,081	11,117
Internet	6,606	5,438	34,711	58,917	41,317	64,355
Telephony	—	—	38	476	38	476
Data communication	—	—	808	884	808	884
ARPU (in €)
Analog	9.90	9.86	9.25	10.07	9.75	9.91
Digital	10.92	8.91	11.15	13.72	11.01	10.70
Internet	17.71	26.36	39.56	37.18	36.06	36.26

     Operations. Operations costs include signal delivery fees paid to Kabel Deutschland GmbH and private successor network operators in Germany, city connection, Internet feed, copyright royalties, and the labor and materials associated with the repair and maintenance of our networks.

     Operations costs decreased by 3.2% from €12,589,000 in the second quarter of 2002 to €12,192,000 in the second quarter of 2003. Personnel and cost reduction programs offset higher signal fees of €725,000.

     Selling, General and Administrative. Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, sales commissions, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services.

     Selling, general and administrative expenses decreased by 4.6% to €8,355,000 in the second quarter of 2003 from €8,758,000 in the second quarter of 2002 reflecting the impact of ongoing cost saving programs.

     Corporate Overhead. Corporate overhead includes the salaries and wages of all senior management, the company’s information technology group, certain product development and certain accounting personnel, the cost of the corporate offices, the cost of license fees associated with our billing and financial accounting systems, bank fees and other expenses related to the corporate offices.

     Corporate overhead decreased by 29.4% from €5,716,000 in the second quarter of 2002 to €4,035,000 in the second quarter of 2003. Overhead costs in the second quarter of 2002 included €1,930,000 one time debt refinancing costs. Non-cash compensation expense associated with our stock option plan declined by 87.0% from €337,000 in the second quarter of 2002 to €44,000 in the second quarter of 2003. The primary factor responsible for the decline was the expiration of the vesting period of the options issued in February 1999 and a reduction in personnel and associated options.

     Depreciation and Amortization. Depreciation and amortization increased by 5.4% from €19,685,000 in the second quarter of 2002 to €20,755,000 in the second quarter of 2003.

     Operating Profit/Loss. Operating profit increased by €5,818,000 from a loss of €1,415,000 in the second quarter of 2002 to a profit of €4,403,000 in the second quarter of 2003 reflecting continuing controls on cost while increasing revenues.

     Interest Expense. Interest expense includes interest on our revolving credit and convertible second secured borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of front-end finance fees paid to obtain bank borrowings.

     Interest expense decreased by €11,351,000 from €39,987,000 in the second quarter of 2002 to €28,636,000 in 2003. For the second quarter 2002, interest expense included the non-cash write off of capitalized finance fees and related advisory fees of €12,264,000 related to the reduction of the €1.0 billion revolving credit facility.

     For the second quarter of 2003, interest on the convertible second secured credit facility amounted to a total of €19,902,000 (€10,049,000 non-cash interest expense plus €9,853,000 cash interest expense), as compared to €16,437,000 (€9,479,000 non-cash interest expense as well as €6,958,000 cash interest expense) during the second quarter of 2002.

     The average amount outstanding under our revolving credit facility increased from €484,435,000 in the second quarter of 2002 to €505,303,000 in the second quarter of 2003. The average cash interest rate on the revolving credit bank borrowings decreased from 5.69% in the second quarter of 2002 to 4.76% in the second quarter of 2003.

     On March 26, 2002, we drew down the entire amount from the €375,000,000 convertible second secured credit facility. In the second quarter of 2003, the average outstanding under the facility had, through the accumulation of non-cash interest, increased to €421,487,000. The average interest rate on the convertible second secured borrowings was 19.0% during the second quarter of 2003 compared with 18.0% in the second quarter of 2002. Of the 19.0%, interest rate 10.5% (8.0% in 2002) is calculated on the initial borrowings of € 375,000,000 and is payable on a quarterly basis. The remaining 8.5% (10.0% in 2002) non-cash interest is added every quarter to the principle amount of the initial drawdown of €375,000,000. Ongoing non-cash interest is calculated on the accumulated amount. Under our convertible secured credit facility agreement, non-cash interest can be added to the accumulated principle balance until maturity in March 31, 2010, at which time the non-cash interest is payable in full.

     In total average indebtedness increased from €879,670,000 in the second quarter of 2002 to €931,541,000 in the second quarter of 2003. The increase in average indebtedness is due to the accumulation of non-cash interest and amounts drawn down from our revolving credit facility in order to pay financing fees and meet our interest payments on both facilities. Interest expense in the second quarter of 2003 also includes €1,673,000 relating to the amortization of capitalized finance and legal fees as compared to the second quarter of 2002, where the interest expense included €1,794,000 related to amortization of capitalized finance and legal fees.

     Loss from Operations Before Income Taxes and Minority Interest. Loss from continuing operations before income taxes and other items decreased by €17,170,000 for the reasons discussed in the above sections from €41,402,000 in the second quarter of 2002 to €24,232,000 in the second quarter of 2003.

     Income Tax Benefit. Income tax benefit of €1,065,000 was recorded in the second quarter of 2003, compared to €3,274,000 in the second quarter of 2002, reflecting the reduction, primarily in The Netherlands, of benefit given for net operating loss carry forwards.

     Minority Interest in Net Income of Subsidiaries. Minority interest in net income of subsidiaries increased by €3,000 to €25,000 in the second quarter of 2003.

     Net Loss. Net loss decreased from €38,150,000 in the second quarter of 2002 to €,23,192,000 in the second quarter of 2003.

     EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure financial performance by EBITDA. We define EBITDA as earnings before extraordinary items, cumulative effect of change in accounting principles, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. We believe that EBITDA is a meaningful measure of performance because it is a commonly used measure in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. EBITDA is not a U.S. GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA increased by 37.7% from €18,270,000 for the three months ended June 30, 2002 to €25,158,000 for the three months ended June 30, 2003.

     The following schedule reconciles EBITDA to our U.S. GAAP financial statements:

	For three months ended
	June 30,

	2002	2003

	(in € thousands)
Operating profit (loss)	(1,415)	4,403
Depreciation and amortization	19,685	20,755

EBITDA	18,270	25,158

Six months ended June 30, 2002 and June 30, 2003

     Revenues. Total revenue increased by 9.4% from €89,233,000 in the first half of 2002 to €97,658,000 in the first half of 2003. The primary factors which impacted revenue growth were increased Internet subscribers and price increases in The Netherlands.

     The revenue derived from the analog cable television subscriber base increased by €2,524,000 from €74,942,000 in the first half of 2002 to €77,466,000 in the first half of 2003. In The Netherlands, analog cable television revenue increased from €16,679,000 in the first half of 2002 to €18,522,000 in the first half of 2003. The 11.0% increase in Multikabel’s analog cable television revenues resulted from an increase in its subscriber base and an increase in the average monthly rate charged for its analog service. In Germany, the revenue generated from the analog cable television business of €58,944,000 was slightly higher than €58,263,000 for the same period in 2002.

     The average monthly revenue per analog television subscriber was €9.90 for the six months period ended June 30, 2003 and €9.58 for the period ended June 30, 2002. Multikabel reported average monthly revenue per analog cable television subscriber of approximately €10.02 and our German operations reported average monthly revenue of €9.86 in the first half ended June 30, 2003 compared with €9.20 and €9.70 respectively for the same period in 2002. We expect to see continued revenue growth from analog television service from increased pricing and also further market penetration.

     For the first half of 2003, high-speed Internet access contributed €13,270,000 to revenue compared with €8,513,000 in the first half of 2002. Strong growth in our subscriber base for this product was the primary factor for the increase. The average monthly revenue per subscriber decreased slightly from €36.47 in the first half of 2002 to €36.41 in the first half of 2003.

     For the first half of 2003, Multikabel contributed €12,411,000 of high-speed Internet access revenue compared to €7,829,000 in the first half of 2002. The increase was due to strong growth in the subscriber base for this product. The average monthly revenue per subscriber decreased from €40.31 in the first half of 2002 to €37.21 in the first half of 2003 as we introduced new lower rate packages and extended our product portfolio to attract additional subscribers in lower usage market segments.

     In Germany, high-speed Internet access revenue increased by 25.6% from €684,000 in the first half of 2002 to €859,000 in the first half of 2003. The average monthly revenue per subscriber in Germany increased from €17.45 in the first half 2002 to €27.70 in the first half 2003. We expect high-speed Internet access subscribers, and therefore penetration to ready-for-service homes, to continue to increase at strong growth rates over the next years in both The Netherlands and Germany. Average revenue per subscriber is expected to be subject to stronger competition than in the past.

     Digital television revenue increased from €656,000 in the first half of 2002 to €716,000 in the first half of 2003. At June 30, 2003 the penetration rate for digital subscribers for our ready-for-service homes was 2.4%.

     In Germany, revenue from digital television increased from €345,000 in the first half of 2002 to €378,000. in the first half of 2003 as a result of sales and marketing programs which emphasized higher rate packages. At June 30, 2003 the penetration rate for digital subscribers for our ready-for-service homes in Germany was 5.3%. Multikabel contributed digital television revenue of €338,000 for first half of 2003 up from €311,000 for the first half of 2002. At June 30, 2003 the penetration rate for digital subscribers for our ready-for-service homes at Multikabel was 1.4% compared to 1.3% at June 30, 2002.

     The development in digital television subscribers and revenue continues to be below our expectations at this point. We are continually reviewing the product in order to make it more attractive to consumers or to reduce the cost associated with delivering the product.

     Other revenue includes revenue we receive in The Netherlands for data communication services we provide to small-and medium-sized businesses and schools, which contributed €2,632,000 of revenue for the first half of 2003. Small- and medium-sized businesses and schools contributed €2,170,000 to revenue in the first half of 2002. We are currently serving a very small percentage of the small-and medium-sized businesses in our franchise area. We serve a majority of the schools in our service region. We expect this product offering to continue to grow for the next few years as our penetration of small- and medium-sized business increases.

     In addition to the above, other revenue in Germany and the Netherlands increased by €622,000 from €2,952,000 in the first half of 2002 to €3.574,000 in the first half of 2003. A major part of the increase was due to the growth in telephony customers in The Netherlands.

     The following table reconciles average revenue per subscriber (ARPU) to our U.S. GAAP consolidated financial statements:

	Germany		The Netherlands		Total

	June 30		June 30		June 30
	2002	2003	2002	2003	2002	2003

	(€ in thousands)
Revenues
Analog	58,263	58,944	16,679	18,522	74,942	77,466
Digital	345	378	311	338	656	716
Internet	684	859	7,829	12,411	8,513	13,270
Other	1,126	1,511	3,996	4,695	5,122	6,206

	60,418	61,692	28,815	35,966	89,233	97,658

Average subscribers
Analog	1,001,342	996,526	302,167	308,142	1,303,509	1,304,668
Digital	7,243	7,154	4,769	4,133	12,012	11,287
Internet	6,534	5,168	32,369	55,584	38,903	60,752
Telephony	—	—	25	317	25	317
Data communication	5	—	796	867	801	867
ARPU (in €)
Analog	9.70	9.86	9.20	10.02	9.58	9.90
Digital	7.94	8.81	10.87	13.63	9.10	10.57
Internet	17.45	27.70	40.31	37.21	36.47	36.41

     Operations. Operations costs include signal delivery fees paid to Kabel Deutschland GmbH and private successor network operators in Germany, city connection, Internet feed, copyright royalties, and the labor and materials associated with the repair and maintenance of our networks.

     Operations costs increased by 0.7% from €23,933,000 in the first half of 2002 to €24,099,000 in the first half of 2003, due to increased signal delivery fees in Germany of €1,600,000 offset by personnel and cost reductions.

     Selling, General and Administrative. Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, sales commissions, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services.

     Selling, general and administrative expenses decreased by 3.6% to €17,288,000 in the first half of 2003 from €17,929,000 in the first half of 2002 reflecting the impact of ongoing cost saving programs.

     Corporate Overhead. Corporate overhead includes the salaries and wages of all senior management, the company’s information technology group, certain product development and certain accounting personnel, the cost of the corporate offices, the cost of license fees associated with our billing and financial accounting systems, bank fees and other expenses related to the corporate offices.

     Corporate overhead decreased by 20,1% from €10,366,000 in the first half of 2002 to €8,283,000 in the first half of 2003. Overhead costs in the first half of 2002 included €1,930,000 one time debt refinancing costs. Non-cash compensation expense associated with our stock option plan declined by 84.2% from €848,000 in the first half of 2002 to €134,000 in the first half of 2003. The primary factor responsible for the decline was the expiration of the vesting period of the options issued in February 1999 and a reduction in personnel and associated options.

     Depreciation and Amortization. Depreciation and amortization increased by 3.8% from €39,449,000 in the first half of 2002 to €40,935,000 in the first half of 2003.

     Operating Profit/Loss. Operating results improved by €9,497,000 from a loss of €2,444,000 in the first half of 2002 to a profit of €7,053,000 in the first half of 2003 reflecting continuing controls on cost while increasing revenues.

     Interest Expense. Interest expense includes interest on our revolving credit and convertible second secured borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of front-end finance fees paid to obtain bank borrowings.

     Interest expense increased by €2,872,000 from €54,252,000 in the first half of 2002 to €57,124,000 in 2003. For the first half of 2002, interest expense included the write off of capitalized finance fees and related advisory fees of €12,264,000 related to the reduction of the €1.0 billion revolving credit facility. The primary factor responsible for the increased interest expense was the higher interest rates associated with the €375,000,000 convertible second secured credit facility, as compared to our revolving credit facility, under which this amount was primarily due during the first half of 2002.

     For the first half of 2003, interest on the convertible second secured credit facility amounted to a total of €39,312,000 (€20,432,000 non-cash interest expense plus €18,880,000 cash interest expense), as compared to €18,187,000 (€10,104,000 non-cash interest expense as well as €8,083,000 cash interest expense) during the first half of 2002.

     The average amount outstanding under our revolving credit facility decreased from €600,318,000 in the first half of 2002 to €502,570,000 in the first half of 2003. The average cash interest rate on the revolving credit bank borrowings decreased from 5.66% in the first half of 2002 to 4.93% in the first half of 2003.

     On March 26, 2002, we drew down the entire amount from the €375,000,000 convertible second secured credit facility. In the first half of 2003 the average outstanding under the facility had through the accumulation of non-cash interest, increased to €416,351,000. The average interest rate on the convertible second secured borrowings was 19.0% during the first half of 2003 compared with 18.0% in the first half of 2002. Of the 19.0% average interest rate, 10.0% (8.0% in 2002) is calculated on the initial borrowings of € 375,000,000 and is payable on a quarterly basis. The remaining 9.0% (10.0% in 2002) non-cash interest is added every quarter to the principal amount of the initial drawdown of €375,000,000. Ongoing non-cash interest is calculated on the accumulated amount. Under our convertible secured credit facility agreement, non-cash interest can be added to the accumulated principal balance until maturity in March 31, 2010, at which time the non-cash interest is payable in full.

     In total average indebtedness increased from €870,667,000 in the first half of 2002 to €924,112,000 in the first half of 2003. The increase in average indebtedness is due to the accumulation of non-cash interest and amounts drawn down from our revolving credit facility in order to pay financing fees and meet our interest payments on both facilities. Interest expense in the first half of 2003 also includes €3,346,000 relating to the amortization of capitalized finance and legal fees as compared to the first half of 2002, where the interest expense included €3,439,000 related to amortization of capitalized finance and legal fees.

     Loss from Operations Before Income Taxes and Minority Interest. Loss from continuing operations before income taxes and other items decreased by €6,583,000 for the reasons discussed in the above sections from €56,696,000 in the first half of 2002 to €50,113.,000 in the first half of 2003.

     Income Tax Benefit. Income tax benefit of €3,784,000 was recorded in the first half of 2003, compared to €5,694,000 in the first half of 2002, reflecting the benefit given for net operating loss carry forwards.

     Minority Interest in Net Income of Subsidiaries. Minority interest in net income of subsidiaries increased by €16,000 to €52,000 in the first half of 2003.

     Net Loss. Net loss decreased from €51,038,000 in the first half of 2002 to €46,381,000 in the first half of 2003.

     EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure financial performance by EBITDA. We define EBITDA as earnings before extraordinary items, cumulative effect of change in accounting principles, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. We believe that EBITDA is a meaningful measure of performance because it is a commonly used measure in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. EBITDA is not a U.S. GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA increased by 29.7% from €37,005,000 for the six months ended June 30, 2002 to €47,988,000 for the six months ended June 30, 2003.

     The following schedule reconciles EBITDA to our U.S. GAAP financial statements:

	For six months ended
	June 30,

	2002	2003

	(in € thousands)
Operating profit (loss)	(2,444)	7,053
Depreciation and amortization	39,449	40,935

EBITDA	37,005	47,988

LIQUIDITY AND CAPITAL RESOURCES

     We have historically relied on three sources for necessary funding:

•	cash flow from operations,

•	sale-lease back transactions, and

•	borrowings under our bank facilities.

     For the six months ended June 30, 2003 net cash of €6,421,000 was provided by operating activities.

     For the six months ended June 30, 2003 we used cash in investing activities of €12,978,000. Net cash provided by financing activities amounted to €6,551,000.

     The €12,978,000 we invested in capital expenditures for the six months ended June 30, 2003 was invested equally in Germany and The Netherlands to replace electronic components and improve the technical standards of our network in Germany. We have only minimal commitments to make capital expenditures under the terms of our concession or franchise agreements or otherwise, but anticipate that we will also make capital expenditures in the near future to selectively upgrade existing cable systems. To the extent cash flow is not sufficient to fund our operating expenses, debt service and capital expenditures, we expect to borrow the necessary funds under our bank facility.

     At June 30, 2003, our aggregate consolidated indebtedness was approximately €936,238,000, comprised of approximately €931,823,000 of bank debt outstanding, €3,956,000 of capital leases obligations, and €459,000 of deferred purchase obligations.

     On September 18, 2000, our wholly-owned subsidiary PrimaCom Management GmbH entered into a €1,000,000,000 reducing senior secured revolving credit facility with a number of lenders. The senior secured facility was put in place to refinance all outstanding debt at that time, to fund the acquisition of Multikabel, future capital expenditures and acquisitions and for other general corporate purposes. Under the terms of the senior secured revolving credit facility, our subsidiaries may borrow, repay and reborrow, up to the commitment amounts, until December 31, 2009, when all amounts will become due and payable. As required by a condition to the senior secured facility, PrimaCom AG also entered into a €375,000,000 working capital facility concurrently with entering into the senior secured facility. The working capital facility was intended as a means by which PrimaCom AG could access longer-term unsecured debt financing, which would benefit the lenders under the senior secured facility, in the event the high yield note issuance contemplated by PrimaCom AG at the time was not completed. The working capital facility was committed until May 15, 2001. At that time, we or the senior secured facility lenders could request that the working capital facility be drawn, with the proceeds being used to repay borrowings under the senior secured facility. If the working capital facility had been drawn, it would have converted to a loan or debt security with a ten-year maturity. The interest rate on the working capital facility would have been no less than 13% per annum and no greater than a cap based on current trading yields of high yield securities issued by comparable companies. In the event that the working capital facility remained outstanding beyond September 30, 2001, PrimaCom AG also agreed to issue contingent value rights which would provide the facility holders with an economic benefit payable in cash equivalent to that which they would have received had they exercised warrants to acquire up to 5% of our equity capital at prices based on relevant market values. Therefore we entered into a Contingent Value Right (“CVR”) agreement, which was a condition precedent to the obligations of the lenders under the senior working capital facility. Pursuant to the CVR agreement, we were required, if requested on or before September 18, 2010, to make a payment in either cash or common shares to the holders of each CVR certificate equal to the difference between the market price of a share of our common stock on the date of exercise of such CVR and 110% of the market price of a share of such common stock on the relevant release date, being November 30, 2001, December 31, 2001, March 31, 2002 and June 30, 2002, subject to the provisions of the CVR agreement, in particular various provisions protecting the holders of CVR Certificates against dilution. The total number of CVRs to be issued under the CVR agreement equaled five percent of the outstanding number of our shares. The total amount of CVRs to be issued under this assignment was 989,300.

     We announced our proposed merger with UPC Germany on March 29, 2001 and requested an extension of the commitment under the working capital facility until the merger could be consummated. On May 15, 2001 the lenders under our senior secured and working capital facilities agreed to an extension of the commitment under the working capital facility until November 15, 2001. In addition, we agreed with the lenders under the working capital facility to a cap on cash interest of 16% and on total interest of 18%. It was also agreed that on November 15, 2001 either we or the lenders under the senior secured revolving credit facility could request that the working capital facility be drawn. If drawn, the working capital facility would then have converted to a ten-year security or loan.

     On August 26, 2001, UPC notified us it would not vote in favor of our merger with UPC Germany, and the merger was removed from the agenda of our shareholders’ meeting held on August 28, 2001. Between September 18, 2000, on which our credit facilities were entered into and August 2001, when the proposed merger failed to proceed, the market for high-yield debt had deteriorated significantly for broadband communications companies, as a result of which we concluded that it was not realistic for us to seek to access that market in the near to medium term. As a result, we immediately initiated negotiations with the lenders under our senior secured revolving credit facility and working capital facilities, with a view to amending certain terms of the working capital facility which might in the future otherwise have resulted in non-compliance with financial covenants included in those facilities if the working capital facility were drawn in full. The lending commitment and date of any mandatory drawing under the working capital facility were extended on three further occasions while these negotiations progressed, upon payment by us of commitment and other fees totaling approximately €25,000,000.

     On March 26, 2002, we completed the refinancing of our senior secured revolving credit and working capital facilities. The amended working capital facility was conditionally replaced by a €375,000,000 convertible second secured term loan facility, which was drawn down in full on March 26, 2002. Those borrowings were used to repay an equivalent amount of outstanding borrowings under the senior secured facility. In addition, the lending commitment under the senior secured facility was reduced by the amount of the borrowings under the convertible second secured term loan facility, to €625,000,000. Approval of the modifications to our debt facilities by our shareholders was obtained on June 5, 2002.

     The available commitment under the senior secured facility is to be reduced in quarterly amounts beginning June 30, 2003 to the amounts reflected below as of December 31 of the years indicated:

Available commitment
and overdraft (€)

December 31, 2002	625,000,000
December 31, 2003	594,500,000
December 31, 2004	533,500,000
December 31, 2005	472,500,000
December 31, 2006	411,500,000
December 31, 2007	335,250,000
December 31, 2008	225,450,000
December 31, 2009	—

     The senior secured facility contains financial covenants common for financings of this type. Our ability to borrow under the senior secured facility depends on our continued compliance with these covenants. Breach of these covenants may result in an event of default. In addition to the requirement to meet certain financial covenants, there are restrictions on, among other things:

•	Incurring debt,

•	encumbering revenues or assets,

•	lending funds to third parties or assuming liabilities,

•	disposing of assets, and

•	paying dividends or making distributions.

     The senior secured facility contains several events of default in addition to the following:

•	amendment, suspension or termination of certain contracts which results in a material adverse change, and

•	a regulatory change in the environment in which we operate, which results in a material adverse effect.

     The occurrence of an event of default could result in all amounts outstanding under the senior secured facility becoming immediately due and payable and the limitation of further drawings under the senior secured facility. It could also result in the acceleration of amounts outstanding under our other debt instruments, including the convertible second secured term loan facility.

     The senior secured facility is secured until the satisfaction of the obligation by, among other things, pledges or assignments of receivables from subscribers, intercompany loans, partnership interests and shares of our subsidiaries.

     Amounts outstanding under the revolving credit facility bear interest at the rate of EURIBOR in the case of amounts owing in Euro and LIBOR in the case of amounts owing in a currency other than Euro plus a margin of between 0.5% and 2.5%, depending on our ratio of total indebtedness to annualized Adjusted EBITDA. At June 30, 2003 the applicable margin was 2.25%.

     The convertible second secured term loan funded on March 26, 2002 and is due and payable on March 31, 2010. The interest on this facility is divided into cash and non-cash components. The non-cash interest is added to the principal outstanding under the facility and will then incur further non-cash interest as a principal amount. Cash interest begins to accrue at 8% and increases to 12% over time and accrues only on the initial principal amount of the facility, €375,000,000. All-in interest is initially 18% and increases to 20% over time. The cash, non-cash and all-in interest rates are set out on the following schedule:

	Cash Rate	Noncash Rate	All-in rate

March 26, 2002 - September 30, 2002	8.0%	10.0%	18.0%
October 1, 2002 - December 31, 2002	8.5%	10.5%	19.0%
January 1, 2003 - March 31, 2003	9.5%	9.5%	19.0%
April 1, 2003 - June 30, 2003	10.5%	8.5%	19.0%
July 1, 2003 - September 30, 2003	11.5%	8.5%	20.0%
October 1, 2003 - final maturity	12.0%	8.0%	20.0%

     The convertible second secured term loan facility may be prepaid in whole or in part at any time at our option and all accrued but unpaid non-cash interest in excess of 18% for any period will be forgiven on the indebtedness thereunder if the facility is repaid in full by December 31, 2004. Lenders who were not party to the convertible second secured term loan when initially funded on March 26, 2002 would receive a prepayment fee on any amount we prepay to that lender of 3% of that amount during the first year of the loan, 2% during the second year of the loan and 1% during the third year of the loan.

     The outstanding but unvested contingent value rights under the original facility have been cancelled, with the exception of rights providing the lenders under the convertible second secured term loan facility with an economic benefit payable in cash, equivalent to that which they would have received had they exercised warrants to acquire 2.49% of PrimaCom AG’s equity capital at prices based on relevant market values. On June 5, 2002, our shareholders approved that the contingent value rights can be replaced by a bond with warrants granting however the right to convert into our shares at exercise prices that had been defined in accordance with the conditions of the unvested contingent value rights.

     At any time on or after December 31, 2004, the lenders under the convertible second secured loan term facility may opt to convert their outstanding loans into shares of PrimaCom Management GmbH having a nominal value determined by computing the ratio of the amount of debt being converted to the quotient of twelve times EBITDA (defined as earnings before interest, tax, depreciation and amortization) for the twelve month period through the end of the most recent calendar quarter less the amount of then outstanding consolidated debt of PrimaCom AG at the end of the most recent calendar quarter plus the amount of debt then being converted, and the total nominal value of all PrimaCom Management GmbH shares then outstanding. However, in no case will the lenders under the convertible second secured term loan facility be entitled to convert their loans under that facility into shares of PrimaCom Management comprising more than 65% of the total nominal capital of PrimaCom Management GmbH.

     The convertible second secured term loan facility is guaranteed by PrimaCom Management GmbH, a wholly owned subsidiary of PrimaCom AG, and is secured by second-ranking pledges (after the pledges securing the senior facility) on the shares of the operating companies owned by PrimaCom Management GmbH until the satisfaction of the obligation.

     Due to the restrictive nature of our debt covenants, we are working with our lenders to create an alternative financial structure to resolve these restrictions.

Employees

     On June 30, 2003 PrimaCom and subsidiaries had total of 808 employees comprised of 625 full time and 183 part time employees. On June 30, 2002 there were a total of 842 employees of which were 666 full time and 176 part time.

Directors’ Dealings

	June 30,		December 31,		June 30,
	2002		2002		2003

	shares	options	shares	options	shares	options

Management Board (Vorstand)
Dr. Jens Kircher(*1)	—	—	—	100,000	—	100,000
Prof. Dr. Stefan Schwenkedel(*2)	—	100,000	—	100,000	—	100,000
Paul Thomason(*3)	146,969	100,000	—	—	—	—
Supervisory Board (Aufsichtsrat)
Boris Augustin	3,464	—	3,464	—	3,464	—
Heinz Eble(*4)	39,358	—	39,358	—	39,358	—
Brigitte Preuss(*5)	166,997	—	166,997	—	166,997	—

Total	356,788	200,000	209,819	200,000	209,819	200,000

*1	Dr. Jens Kircher was appointed to the Management Board effective October 1, 2002. At this time he was granted 100,000 options.

*2	Prof. Dr. Schwenkedel resigned from the Supervisory Board effective February 28, 2002. At this date he had no shares and no options. Effective March 1, 2002 Prof. Dr. Schwenkedel was appointed to the Management Board and was granted 100,000 options.

*3	Paul Thomason resigned from the Management Board effective September 30, 2002. At this time he had 100,000 options and 146,969 shares.

*4	Heinz Eble was appointed to the Supervisory Board effective April 18, 2002. At this time he had 39,358 shares but no options.

*5	The 166,997 shares of Brigitte Preuss are held in trust by Wolfgang Preuss and over which they have shared voting power

FORWARD LOOKING STATEMENTS

     This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history for its merged operations, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments

AD HOC-PRESS RELEASE

PRIMACOM REPORTS RESULTS FOR THE SECOND QUARTER AND FIRST HALF YEAR 2003 ENDED JUNE 30

Mainz, August 28th, 2003 — PrimaCom AG (OTC BB “PCAGY” and Prime Standard Frankfurt Stock Exchange: “PRC” or ISIN No. “DE0006259104”,) today reported improved consolidated revenue and operating results for the second quarter and first six months of 2003.

Second Quarter Results: Total revenue increased by 9.7 per cent to Euro 49.7m in the second quarter of 2003 versus Euro 45.3m in the second quarter of 2002. During the same period, operating results turned around showing a profit of Euro 4.4m after a loss of Euro 1.4m for the same period in the previous year. Net loss decreased by 39.2 per cent to Euro 23.2m. EBITDA was up for second quarter of 2003 by 37.7 per cent to Euro 25.2m.

First Half Year Results: Total revenue increased by 9.4 per cent to Euro 97.7m in the first half of 2003 versus Euro 89.2m in the first half of 2002. During the same period, operating results turned around and showing a profit of Euro 7.1m after a loss of Euro 2.4m for the same period in the previous year. Net loss decreased by 9.1 per cent to Euro 46.4m. EBITDA was up for the first six months by 29.7 per cent to Euro 48.0m.

These improved operating results help in the company’s important task to strengthen its financial position. At June 30, 2003, aggregate consolidated indebtedness was Euro 936.2m, which is comprised of Euro 505.3m of senior bank debt, Euro 426.5m convertible second secured debt, Euro 3.9m capital leases obligations and Euro 0.5m of deferred purchase obligations.

PrimaCom will report more details of its second quarter and first half 2003 results in a comprehensive press release later today. Information can be obtained at Company’s web page www.primacom.de.

Contact:	Alexander M. Hoffmann, Director Investor Relations Tel. 06131 — 944 520, E-mail: investor@primacom.de PrimaCom AG, An der Ochsenwiese 3, 55124 Mainz

About PrimaCom: PrimaCom AG (www.primacom.de ) is a significant private cable network operator with over five per cent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. PrimaCom is Germany’s most experienced Digital-TV cable operator. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes 2m homes and serves 1.3m subscribers, 1.0m in Germany and 300,000 in The Netherlands. PrimaCom shares are traded at the Frankfurter Börse (ISIN: DE0006259104, Xetra Symbol: “PRC.ETR”) and PrimaCom ADRs (2 ADRs equal 1 share) are traded in the USA at the OTC BB Market (Symbol: “PCAGY”).

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history subsequent to the Multikabel Acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.

CONTACTS:	Dr. Stefan Schwenkedel Chief Financial Officer Tel.: (49) 6131-944-541

Alexander Hoffmann Director, Investor Relations Tel.: 49 6131 / 944-520 Fax: 49 6131 / 944-509 investor@primacom.de www.primacom.de

PRIMACOM REPORTS RESULTS FOR THE SECOND QUARTER AND FIRST HALF YEAR ENDED JUNE 30, 2003

     MAINZ, GERMANY — August 28, 2003: — PrimaCom AG (OTC BB “PCAGY” and Prime Standard Frankfurt, “ISIN DE000625 9104”) today announces its consolidated operating and financial results for the second quarter and the first half year ending June 30, 2003.

2nd Quarter 2003

     For the second quarter 2003, revenues increased by 9.7 per cent or €4.4m to €49.7m versus €45.3m in the same period of 2002. The primary factor for this growth was the significant increase of Internet subscribers and price increases in The Netherlands.

     The company showed an operating profit of €4.4m in the second quarter of 2003 after an operating loss of €1.4m in the second quarter of 2002 which reflects the results of continued cost control measures coupled with increased revenues.

     EBITDA for second quarter 2003 increased by 37.7 per cent to €25.2m compared with €18.3m for the second quarter 2002 primarily as the result of improved operating performance.

     EBITDA as a percentage of net revenues improved from 40.3 per cent in the second quarter of 2002 to 50.6 per cent in the second quarter of 2003.

     The following schedule reconciles EBITDA to the U.S. GAAP financial statements:

	For three months ended
	June 30,

	2002	2003

	(in €000s)
Operating profit (loss)	(1,415)	4,403
Depreciation and amortization	19,685	20,755

EBITDA	18,270	25,158

     Net loss for the second quarter of 2003 was €23.2m or €1.17 per basic and diluted share versus a net loss of €38.2m or €1.93 per basic and diluted share for the second quarter of 2002.

     At June 39, 2003, we passed 571,236 homes with fibre optic cable and had upgraded 451,358 homes to 862 MHz ready-for-service (RFS) homes with two way capability. Of these, Multikabel operated 325,443 at June 30, 2003. Multikabel is a 100 per cent subsidiary of PrimaCom. Its service area is the region of Noord Holland in the Netherlands. The remaining 125,915 RFS homes are upgraded homes operated in Germany. Including Multikabel subscribers, 34.5 per cent of our subscriber base is now fully upgraded to 862 MHz and two-way capable. In addition to analog cable services, these upgraded networks are capable of delivering digital cable television, high-speed Internet access, telephony, and data communication services.

     Revenue generating units increased by 24,995 from 1,361,621 at June 30, 2002 to 1,386,616 at June 30, 2003. The primary factor responsible for the growth was the increase in high-speed Internet access subscribers of 24,193 subscribers primarily in The Netherlands.

PrimaCom networks:

	June 30, 2002	June 30, 2003

Homes passed by coax (450 MHz networks)	1,409,341	1,396,696
Homes passed by fiber (862-MHz networks)	565,008	571,236

Total homes passed	1,974,349	1,967,932
Total RFS homes (862-MHz networks)	445,081	451,358
Analog CATV subscribers (450-MHz-networks)	919,296	907,484
Analog CATV subscribers (862-MHz-networks)	385,856	398,921

Total Analog CATV subscribers	1,305,152	1,306,405
Digital TV subscribers	12,067	10,975
Internet subscribers	43,541	67,734
Telephony subscribers	37	605
Data communication subscribers	824	897

Total Revenue generating units	1,361,621	1,386,616

     Analog TV: Second quarter 2003 revenue from analog cable television was €38.8m, an increase of 1.8 per cent over revenues of €38.1m in the second quarter of 2002. Subscriber and rate increases in The Netherlands and rate increases in Germany accounted for the growth.

     Digital TV: The number of digital TV subscribers decreased from 12,067 at June 30, 2002 to 10,975 at June 30, 2003. Digital TV revenue decreased by €42k from €399k in the second quarter of 2002 to €357k in the second quarter of 2003. At June 30, 2003 the penetration rate for digital subscribers of our RFS homes was 2.4 per cent. The development in digital television subscribers and related revenue has not met our expectations at this point.

     The following table reflects the development of the digital television sector:

	2nd	3rd	4th	1st	2nd
	Quarter	Quarter	Quarter	Quarter	Quarter
	2002	2002	2002	2003	2003

RFS homes	445,081	446,231	448,088	449,392	451,358
Digital Television Subscribers	12,067	11,675	11,628	11,258	10,975
Penetration RFS homes	2.7%	2.6%	2.6%	2.5%	2.4%
Revenues in €000’s	399	282	332	359	357
Contribution to Total Revenue	0.9%	0.6%	0.7%	0.7%	0.7%

     High speed Internet: At the end of the second quarter 2003, the high speed Internet subscribers totaled 67,734, which is a 55,4 per cent increase from the second quarter of 2002 and a 11.1 per cent increase over the first quarter of 2003. This trend is likely to continue as the Company’s internet offering in The Netherlands continues to experience good customer acceptance.

     The following table reflects the development of the high speed Internet access sector:

	2nd	3rd	4th	1st	2nd
	Quarter	Quarter	Quarter	Quarter	Quarter
Internet Subscribers	2002	2002	2002	2003	2003

RFS homes	445,081	446,231	448,088	449,392	451,358
Internet subscribers	43,578	48,565	53,545	60,975	67,734
Penetration RFS homes	9.8%	10.9%	11.9%	13.6%	15.0%
Revenues in €000’s	4,470	4,956	5,659	6,269	7,001
Contribution to Total Revenue	9.9%	10.8%	12.1%	13.1%	14.1%

     Average monthly revenue per internet subscriber (ARPU) increased slightly to €36.26 in the second quarter of 2003 compared to €36.06 in the second quarter of 2002.

     In The Netherlands, PrimaCom receives revenue for data communication services it provides to small-and medium-sized businesses and schools. Multikabel served 897 small- and medium- sized businesses and schools at the end of June 2003, which contributed €1.4m to revenue in the second quarter of 2003. At the end of June 2002, Multikabel served 824 small- and medium-sized businesses and schools, which contributed €1.1m to revenue in the second quarter of 2002.

     The following table reflects the development of the data communication sector:

	2nd	3rd	4th	1st	2nd
	Quarter	Quarter	Quarter	Quarter	Quarter
	2002	2002	2002	2003	2003

RFS homes	445,081	446,231	448,088	449,392	451,358
Data Communication Subscribers	824	831	832	871	897
Penetration RFS homes	0.2%	0.2%	0.2%	0.2%	0.2%
Revenues in €000’s	1,086	1,194	1,406	1,231	1,401
Contribution to Total Revenue	2.4%	2.6%	3.0%	2.6%	2.8%

     Other revenue increased by €0.9m from €1.3m in the second quarter of 2002 to €2.2m in the second quarter of 2003 A major part of the increase was due to the growth in telephony customers in The Netherlands.

1st half year 2003

     Revenue increased by 9.4 per cent from €89.2m in the first six months of 2002 to €97.7m for the first six months of 2003. The primary factors, which impacted revenue growth, were the increase in analog subscribers with Multikabel, rate increases in both The Netherlands and Germany and the considerable growth in the internet subscriber base.

     Operating result: The Company showed an operating profit of €7.1m in the first half of 2003 after an operating loss of €2.4m in the first half of 2002 which reflects continued cost control measures with revenues increasing at the same time.

     Interest expense increased by €2.8m from €54.3m in the first half of 2002 to €57.1m in the first half of 2003. For the first half of 2002, interest expense included the write off of capitalized finance fees and related advisory fees of €12.3m related to the reduction of the €1bn revolving credit facility. The primary factor responsible for the increased interest expense was the higher interest rates associated with the €375m convertible second secured credit facility, as compared to the company’s revolving credit facility, under which this amount was primarily due during the first half of 2002.

     EBITDA for first half 2003 increased by 29.7 per cent to €48.0m compared with €37.0m for the first half of 2002 primarily as the result of improved operating performance.

     EBITDA as a percentage of net revenues improved from 41.5 per cent in the first half of 2002 to 49.1 per cent in the first half of 2003.

     The following schedule reconciles EBITDA to the U.S. GAAP financial statements:

	For six months ended
	June 30,

	2002	2003

	(In € 000's)
Operating profit (loss)	(2,444)	7,053
Depreciation and amortization	39,449	40,935

EBITDA	37,005	47,988

     Net loss for the six months ended June 30, 2003 was €46.4m, or €2.34 per basic and diluted share versus a net loss of €51.0m or €2.58 per basic and diluted share for the six months ended June 30, 2002.

     At June 30, 2003, the company’s aggregate consolidated indebtedness was €936.2 m comprised of €931.8m of bank debt, €3.9m of capital leases obligations, and €0.5m of deferred purchase obligations.

     For the six months ended June 30, 2003, net cash of €6.4m was provided by operating activities. In the same period, the Company used cash in investing activities of €13.0m. Net cash provided by financing activities including a drawdown under the Company’s bank facilities of €5.0m, amounted to €6.6m.

     PrimaCom Chief Financial Officer, Stefan Schwenkedel, commented, “We are pleased to report improved operating results which help us in our important task to strengthen our financial position, that is still impacted by the substantial interest expenses resulting from the company’s financial leverage.”

     Conference call:

     In conjunction with this release, Stefan Schwenkedel, Chief Financial Officer and Alexander M. Hoffman, EVP Investor Relations, will host an analyst conference call, which will be simultaneously broadcasted live over the internet.

The CONFERENCE CALL
is scheduled for August 28th, 2003
at 5:00 PM Frankfurt, 4:00 PM London, 11:00 AM New York,.
access via Internet www.primacom.de

     Everyone interested in the conference call can listen in via a link on the Company’s homepage www.primacom.de

About PrimaCom: PrimaCom AG (www.primacom.de ) is a significant private cable network operator with over five per cent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. PrimaCom is Germany’s most experienced Digital-TV cable operator. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes 2m homes and serves 1.3m subscribers, 1.0m in Germany and 300,000 in The Netherlands. PrimaCom shares are traded at the Frankfurter Börse (ISIN: DE0006259104, Xetra Symbol: “PRC.ETR”) and PrimaCom ADRs (2 ADRs equal 1 share) are traded in the USA at the OTC BB Market (Symbol: “PCAGY”).

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history subsequent to the Multikabel acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	For Three Months ended June 30,

	2002	2003

	Euro	Euro
Revenues	45,333	49,740
Operating costs and expenses:
Operations	12,589	12,192
Selling, general and administrative	8,758	8,355
Corporate overhead	5,716	4,035
Depreciation and amortization	19,685	20,755

Total	46,748	45,337

Operating profit (loss)	(1,415)	4,403
Interest expense:
Convertible Second Secured Loan non-cash interest	10,104	10,049
Other bank interest and other interest	29,883	18,587

Total	39,987	28,636
Other (income)/expense	—	-1
Loss from operations before income taxes and minority interest	(41,402)	(24,232)
Income tax benefit	3,274	1,065

Loss before minority interest	(38,128)	(23,167)
Minority interest in net income of subsidiaries	(22)	(25)

Net loss	(38,150)	(23,192)

Loss per share:
Basic and diluted (in €):	(1.93)	(1.17)

Average number of shares outstanding	19,786,052	19,793,744
EBIT	(1,415)	4,403
EBITDA	18,270	25,158
EBITDA Margin	40.3%	50.6%

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	For Three Months ended June 30,

	2002	2003

	Euro	Euro
Revenues	89,233	97,658
Operating costs and expenses:
Operations	23,933	24,099
Selling, general and administrative	17,929	17,288
Corporate overhead	10,366	8,283
Depreciation and amortization	39,449	40,935

Total	91,677	90,605

Operating profit (loss)	(2,444)	7,053
Interest expense:
Convertible Second Secured Loan non-cash interest	10,104	20,432
Other bank interest and other interest	44,148	36,692

Total	54,252	57,124
Other (income)/expense	—	42
Loss from operations before income taxes and minority interest	(56,696)	(50,113)
Income tax benefit	5,694	3,784

Loss before minority interest	(51,002)	(46,329)
Minority interest in net income of subsidiaries	(36)	(52)

Net loss	(51,038)	(46,381)

Loss per share:
Basic and diluted (in €):	(2.58)	(2.34)

Average number of shares outstanding	19,786,052	19,789,919
EBIT	(2,444)	7,053
EBITDA	37,005	47,988
EBITDA Margin	41.5%	49.1%